Exhibit 4.6

AMENDMENT NO. 1 TO PROMISSORY NOTE

This AMENDMENT NO 1. TO PROMISSORY NOTE is made and entered into as of November __, 2020 (this “Amendment”) by and between (i) Innocap, Inc., a Nevada corporation and successor company to Unique Logistics Holdings, Inc. (the “Company”), and (ii) Unique Logistics Holdings Limited, a Hong Kong company (the “Holder”).

WHEREAS, reference is made to that certain Securities Purchase Agreement, dated and effective as of May 29, 2020 (the “SPA”), by and between the Company and the Holder, pursuant to which that certain Promissory Note, dated and effective as of May 29, 2020, was issued by the Company in favor of the Holder, with an aggregate principal amount of Five Million and No/100 United States Dollars (US $5,000,000) (the “Note”);

WHEREAS, the Note had an original maturity date of November 25, 2020 (the “Original Maturity Date”), with such date set with a view to the Company’s ability to raise capital through the public capital markets with funds raised to be used to repay the Note;

WHEREAS, the Company recently consummated a transaction resulting in the Company becoming a publicly traded company, and the conditions required for a capital raise are in the process of being completed and has resulted in an uncertain timeframe for successfully completing the planned capital raise;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants in this Amendment, the parties hereto, intending to be legally bound, agree as follows:

1.	Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Note.

2.	Amendments; Further Consents, Agreements and Acknowledgements. The Note is hereby immediately amended as follows:

a.	All references to the Note shall hereafter be references to the Note, as amended hereby.

b.	The Maturity Date shall be extended from the original maturity date of November 25, 2020 (the “Original Maturity Date”) to May 18, 2021 (the “Amended Maturity Date”).

c.	The Company shall, commencing on December 18, 2020 and continuing on the 18th day of each month while the Note is outstanding, or the immediately preceding business day (each a “Payment Date”), make monthly principal payments of eight hundred thousand three hundred thirty-three and 33/100 United States Dollars (US$833,333.33) to the Holder.

d.	The Note shall bear interest at a rate of one-half percent (0.5%) per month, calculated on a monthly basis on the principal amount outstanding as of the time of such payment. Interest shall commence accruing on November 25, 2020 and shall be due and payable on each Payment Date.

e.	The Company shall have the right to prepay the outstanding balance of the Note, in whole or in part, without penalty.

f.	Upon the earlier of (A) a default in the monthly payment of principal or interest due and owing under the Note or, (B) in the event that any outstanding balance of the Note remains outstanding as of May 31, 2021, the Holder at its option may convert the principal and interest then outstanding into an amount of shares of common stock of the Company equal to .2125% of the then outstanding common stock of the Company on a fully diluted basis for every $25,000 of the outstanding principal balance plus accrued but unpaid interest of this Promissory Note outstanding on the date of such conversion, provided, however, that the Holder shall not be permitted to convert the Note in the event that such conversion would provide the Holder more than 34% of the Company’s issued and outstanding common stock when including and aggregating all prior conversions of the Note. For the avoidance of doubt, the aforementioned 34% limitation is the maximum aggregate percentage of the Company’s issued and outstanding common stock which may be delivered to the Holder based on conversions of the Note, notwithstanding any sales of such common stock following conversion and prior to any subsequent conversion. The Holder may be permitted to own more than 34% of the Company’s issued and outstanding common stock when including and aggregating all prior conversions of the Note, but only when combined with other shares of the Company’s common stock which may be held by the Holder which do not derive from a conversion of the Note.

3.	Confirmation of the Original Transaction Documents;. Except as expressly amended herein, each of the SPA and the Note and to the extent not referenced herein each of the “Transaction Documents” as defined in the SPA shall remain in full force and effect in accordance with their terms.

4.	Ratification. The Company hereby acknowledges, represents, warrants and confirms to the Holder that: (i) each of the SPA and the Note executed by the Company are valid and binding obligations of the Company, enforceable there against in accordance with their respective terms; (ii) all obligations of the Company under all the Transaction Documents are, shall be and continue to be secured by and under the Transaction Documents; (iii) there are no defenses, setoffs, counterclaims, cross-actions or equities in favor of the Company to or against the enforcement of any of the Transaction Documents, and to the extent the Company has any defenses, setoffs, counterclaims, cross-actions or equities against the Holder and/or against the enforceability of any of the Transaction Documents, the Company acknowledges and agrees that same are hereby fully and unconditionally waived by the Company; and (iv) no oral representations, statements, or inducements have been made by Holder or any agents or representatives of the Holder with respect to any of the Transaction Documents or this Amendment.

5.	No Defaults. Each of the Company and the Holder hereby represent and warrant that as of the date hereof, other than Existing Defaults, there exists no additional Event of Default or additional condition which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

6.	Covenants. The Company hereby covenants and undertakes to continue to duly perform and observe its covenants and undertakings under the Transaction Documents, as amended hereby, so long as the Transaction Documents, as amended hereby, shall remain in effect.

7.	No Other Amendment. All other terms and conditions of the Transaction Documents shall remain in full force and effect and the Transaction Documents shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

8.	Existing Defaults and Transaction Documents Unaffected. For the avoidance of doubt nothing herein shall act as a waiver of any Existing Default or any of terms, of, or the obligations and duties of the Company, under, the Transaction Documents.

9.	Notices. All notices of request, demand and other communications hereunder shall be addressed and delivered in the manner proscribed in the SPA.

10.	Counterparts. This Amendment may be executed in any number of counterparts and by the different Parties on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

11.	Amendment, Waiver, etc. No amendment, modification, termination, discharge or waiver of any provision of this Amendment or of the Transaction Documents, or consent to any departure by the Company therefrom, shall in any event be effective unless the same shall be in writing and signed by the Holder, and then such waiver or consent shall be effective only for the specific purpose for which given.

12.	Governing Law. This Amendment shall be made under and governed by the internal laws of the State of New York, and for all purposes shall be construed in accordance with the laws of such State, without giving effect to the choice of law provisions of such State.

13.	Enforceability. Wherever possible, each provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amendment shall be prohibited by, unenforceable or invalid under any jurisdiction, such provision shall as to such jurisdiction, be severable and be ineffective to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Amendment or affecting the validity or enforceability of such provision in any other jurisdiction.

14.	Interpretation. If any provision in this Amendment requires judicial or similar interpretation, the judicial or other such body interpreting or construing such provision shall not apply the assumption that the terms hereof shall be more strictly construed against one party because of the rule that an instrument must be construed more strictly against the party which itself or through its agents prepared the same. The parties hereby agree that all parties and their agents have participated in the preparation hereof equally.

15.	Further Assurances. The Company will execute and deliver such further instruments and do such further acts and things as may be reasonably required by the Holder to carry out the intent and purposes of this Amendment.

16.	No Third Party Beneficiaries. This Amendment is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the date first written above.

INNOCAP, INC.

By:
Name:	Sunandan Ray
Title:	Chief Executive Officer

UNIQUE LOGISTICS HOLDINGS LIMTED

By:
Name:	Patrick Lee
Title:	Group COO